1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 3, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Credit and Mortgage Income Fund
File Nos. 333-232285 and 811-22758

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on November 26, 2019, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Credit and Mortgage Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on June 24, 2019 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“PEA 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Please submit a completed fee table, expense example and auditor’s consent for the Fund with PEA 1.

Response: The Fund has included a complete fee table and expense example in the Prospectus within PEA 1. The Fund has also included a signed copy of the consent of the Fund’s independent registered public accounting firm as Exhibit N to PEA 1.

Comment 2: In the ninth paragraph on page ii of the cover page, please add the following sentence to the end of that paragraph: “The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17).”

Response: The Fund has made the requested change.

Comment 3: On page 15 of the prospectus, please remove the reference to the Fund’s origination of loans.

Anu Dubey December 3, 2019 Page 2

Response: The Fund has made the requested change.

Comment 4: Please state supplementally whether the Financial Industry Regulatory Authority (“FINRA”) has accepted the distribution terms of the Fund’s offering.

Response: The Fund submitted the Registration Statement to FINRA on June 26, 2019 and received a Conditional No-Objections letter from FINRA with respect to the Registration Statement on June 26, 2019. The Fund anticipates that final approval of the distribution terms of the offering will be granted by FINRA after the filing of the prospectus supplement in connection with the initial “takedown” of the Fund’s shares being registered, which will be filed after the Staff declares the Registration Statement effective.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP